UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-33178

Melco Crown Entertainment Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

36th Floor, The Centrium

60 Wyndham Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation by Reference

The information set forth in this report on Form 6-K and in the agreements filed as Exhibits 1.1 and 99.1 hereto are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 as filed on December 14, 2016 (No. 333-215100).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Stephanie Cheung
Name:	Stephanie Cheung
Title:	Chief Legal Officer and Company Secretary

Date: December 19, 2016

Exhibit Index

Exhibit Number	Description

1.1	Underwriting Agreement, dated December 15, 2016, among Melco Crown Entertainment Limited, Crown Asia Investments Pty Ltd, Deutsche Bank Securities Inc., UBS Securities LLC and Morgan Stanley & Co. LLC as underwriters and the dealers named therein

99.1	Amended and Restated Shareholders’ Deed, dated December 14, 2016, entered into between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and Melco Crown Entertainment Limited